Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Battle Mountain Gold Company
                                                      Commission File No. 1-9666


FOR IMMEDIATE RELEASE


NEWS RELEASE



Media Contact:     Doug Hock            Investor Contact:   Wendy Yang
                   303-837-5812                             303-837-6141


SEC DECLARES NEWMONT REGISTRATION STATEMENT EFFECTIVE FOR BATTLE MOUNTAIN MERGER; BATTLE MOUNTAIN SETS SHAREHOLDER MEETINGS FOR JANUARY 5

DENVER, November 22, 2000 -- Newmont Mining Corporation and Battle Mountain Gold Company said the U.S. Securities and Exchange Commission has declared effective Newmont's registration statement concerning the merger transaction involving the two companies. Newmont's registration statement was filed earlier today.

Under the merger agreement, announced June 21, each of Battle Mountain's outstanding shares of common stock and exchangeable shares will be exchanged for
0.105 shares of Newmont's common stock. Upon completion of the merger, Battle Mountain Gold will become a wholly-owned subsidiary of Newmont. The transaction is expected to qualify for treatment as a pooling-of-interests for financial reporting purposes and is expected to close by January 10, 2001. Completion of the merger is subject to customary regulatory approvals and approval by the Battle Mountain and Battle Mountain Canada shareholders, as well as satisfaction or waiver of the conditions set forth in the merger agreement between the parties.

Battle Mountain has scheduled, with the agreement of Newmont, special meetings of its shareholders for January 5, 2001 to approve the proposed merger. Shareholders of record on December 1, 2000 are eligible to vote. Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Battle Mountain common stock and Battle Mountain Canada exchangeable shares, voting together with the common stock through a special voting trust, and of a majority of the outstanding shares of Battle Mountain convertible preferred stock, voting separately. In addition, Battle Mountain Canada exchangeable shares must separately approve the transaction by two-thirds of the votes at a special meeting of Battle Mountain Canada.



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Noranda Inc., a 28 percent shareholder in Battle Mountain, has agreed to vote its shares in favor of the transaction. Upon completion of the merger, Newmont's outstanding shares will increase to approximately 192.4 million. Battle Mountain's 2.3 million shares of convertible preferred stock will become Newmont convertible preferred stock and Newmont will assume approximately $199 million in Battle Mountain's long-term debt.

Newmont is North America's largest gold producer, with operations in the United States, Peru, Indonesia, Uzbekistan, and Mexico. Estimated gold production for 2000 is 4.8 million ounces.

Battle Mountain Gold Company has operations in northern Ontario, Canada and Bolivia, as well as interests in mines in Australia and Papua New Guinea. Battle Mountain expects to produce 760,000 ounces of gold this year. The company's Phoenix project in northern Nevada, thirty miles southeast of Newmont's Lone Tree complex, complements Newmont's Nevada operations.


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PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HABOR STATEMENT
This press release includes forward-looking information and statements about Battle Mount Gold Company that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Battle Mountain, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) made by Battle Mountain; risks and uncertainties with respect to the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in completion and pricing environments, the occurrence of significant natural disaster, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION
Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Battle Mountain in connection with its proposed merger with a wholly owned subsidiary of Newmont Mining Corporation, and their interests in the solicitation, are set forth in a
Schedule 14A filed by Battle Mountain on June 21, 2000 with the SEC. Newmont and Battle Mountain have filed a definitive proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY MATERIALS THAT ARE AVAILABLE AND ARE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED MERGER TRANSACTION. Investors are able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Newmont may be obtained free of charge by contacting Newmont Mining Corporation, 1700 Lincoln Street, Denver, CO 80203, (303) 863-7414. Documents filed with the SEC by Battle Mountain will be available free of charge by contracting Battle Mountain Gold Company, 333 Clay Street, 42nd Floor, Houston, Texas 77002, (713) 650-6400. INVESTORS SHOULD READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.



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